Filed pursuant to Rule 433

Registration Statement Nos. 333-230651

and 333-230651-01

AngloGold Ashanti Holdings plc

$700,000,000 3.750% Notes due 2030

Fully and Unconditionally Guaranteed by

AngloGold Ashanti Limited

Pricing Term Sheet

September 28, 2020

Issuer:	AngloGold Ashanti Holdings plc

Guarantor:	AngloGold Ashanti Limited

Issue Type:	Senior Unsecured Guaranteed Notes

Format:	SEC-Registered

Principal Amount:	$700,000,000

Maturity:	October 1, 2030

Coupon:	3.750%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2021

Price to Public:	99.678% of principal amount, plus accrued interest, if any, from October 1, 2020

Underwriting Discount:	1.000%

Yield to Maturity:	3.789%

Benchmark Treasury:	UST 0.625% due August 15, 2030

Spread to Benchmark Treasury:	+312.5 basis points

Benchmark Treasury Price and Yield:	99-20 / 0.664%

Change of Control Put:	101%

Redemption Provisions:	Optional and Tax

Optional Redemption:	Prior to July 1, 2030: at a discount rate of Treasury plus 50 basis points On or after July 1, 2030: 100%

Tax Redemption:	100%

Trade Date:	September 28, 2020

Settlement (*):	October 1, 2020 (T+3)

CUSIP / ISIN:	03512TAE1 / US03512TAE10

Denominations:	$200,000 and integral multiples of $1,000

Expected Security Ratings (**):	BB+ (S&P) / Baa3 (Moody’s) / BBB- (Fitch)

Governing Law:	State of New York

Listing:	Application will be made to list the Notes on the New York Stock Exchange. There can be no guarantee that the application to list the Notes on the New York Stock Exchange will be approved or the Notes will be listed, and settlement of the Notes is not conditioned on obtaining this listing.

Joint Book-Runners:

Barclays Bank PLC

BMO Capital Markets Corp.

BNP Paribas

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Deutsche Bank AG, London Branch

J.P. Morgan Securities plc

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

Passive Book-Runner:	Australia and New Zealand Banking Group Limited

(*)

Note: It is expected that delivery of the Notes will be made against payment therefor on or about October 1, 2020, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

(**)

Note: A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

In addition to the foregoing pricing information, the preliminary prospectus supplement dated September 22, 2020 (the “Preliminary Prospectus Supplement”) is hereby revised to reflect the following:

On page 50 of the 2020 Half Year Report, incorporated by reference in the Preliminary Prospectus Supplement, in the third column of the table entitled “Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)” for the six months ended June 30, 2020, in respect of “Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies” for joint ventures, “52” shall be substituted by “108”.

*****

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at +1 888 603 5847; or by calling BMO Capital Markets Corp. at +1 866 864 7760; or by calling BNP Paribas at +44 207 595 8222 or by emailing new.york.syndicate@bnpparibas.com; or by calling BofA Securities, Inc. at +1 800 294 1322 or by emailing dg.prospectus_requests@bofa.com; or by calling CIBC World Markets Corp. at +1 800 282 0822; or by calling Citigroup Global Markets Inc. at +1 800 831 9146; or by calling Deutsche Bank AG, London Branch at +44 207 545 4361 or by emailing prospectus.CPDG@db.com; or by calling J.P. Morgan Securities plc toll-free at +1 866 471 2526 or by emailing head_of_EMEA_DCMH@jpmorgan.com; or by calling RBC Capital Markets, LLC at +1 866 375 6829; or by calling Scotia Capital (USA) Inc. at +1 800 372 3930; or by calling Standard Chartered Bank at +44 207 885 8889; or by calling Australia and New Zealand Banking Group Limited at +1 800 477 9173.